Exhibit 99.1
Shinhan Financial Group FY 2019 Operating Results

On February 5, 2020, Shinhan Financial Group released its operating results for the fiscal year 2019. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		4Q 2019	3Q 2019	QoQ Change (%)	4Q 2018	YoY Change (%)
Revenue*	Specified Quarter	7,517,831	12,496,548	-39.84	9,165,458	-17.98
	Cumulative	43,866,761	36,348,930	-	35,344,047	24.11
Operating Income	Specified Quarter	911,427	1,417,913	-35.72	856,937	6.36
	Cumulative	5,048,942	4,137,515	-	4,499,414	12.21
Income before Income Taxes	Specified Quarter	758,615	1,416,323	-46.44	797,550	-4.88
	Cumulative	4,911,509	4,152,894	-	4,466,610	9.96
Net Income	Specified Quarter	557,565	1,048,440	-46.82	523,694	6.47
	Cumulative	3,642,384	3,084,819	-	3,198,265	13.89
Net Income Attributable to Controlling Interest	Specified Quarter	507,514	981,572	-48.30	513,325	-1.13
	Cumulative	3,403,497	2,895,983	-	3,156,722	7.82

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		4Q 2019	3Q 2019	QoQ Change (%)	4Q 2018	YoY Change (%)
Revenue*	Specified Quarter	2,888,102	7,348,555	-60.70	4,528,475	-36.22
	Cumulative	23,145,476	20,257,374	-	19,731,711	17.30
Operating Income	Specified Quarter	650,602	928,378	-29.92	590,356	10.21
	Cumulative	3,263,303	2,612,701	-	3,164,686	3.12
Income before Income Taxes	Specified Quarter	469,975	918,515	-48.83	564,408	-16.73
	Cumulative	3,076,910	2,606,935	-	3,146,404	-2.21
Net Income	Specified Quarter	352,780	694,490	-49.20	362,651	-2.72
	Cumulative	2,329,268	1,976,488	-	2,279,362	2.19
Net Income Attributable to Controlling Interest	Specified Quarter	352,918	694,428	-49.18	362,581	-2.67
	Cumulative	2,329,192	1,976,274	-	2,279,049	2.20

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		4Q 2019	3Q 2019	QoQ Change (%)	4Q 2018	YoY Change (%)
Revenue*	Specified Quarter	904,732	1,024,191	-11.66	940,178	-3.77
	Cumulative	3,892,257	2,987,525	-	3,752,232	3.73
Operating Income	Specified Quarter	128,787	189,590	-32.07	167,959	-23.32
	Cumulative	684,108	555,321	-	726,498	-5.83
Income before Income Taxes	Specified Quarter	128,452	188,739	-31.94	164,242	-21.79
	Cumulative	676,756	548,304	-	701,287	-3.50
Net Income	Specified Quarter	97,876	140,719	-30.45	123,869	-20.98
	Cumulative	509,033	411,157	-	517,761	-1.69
Net Income Attributable to Controlling Interest	Specified Quarter	97,709	139,829	-30.12	123,933	-21.16
	Cumulative	508,800	411,091	-	519,446	-2.05

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues